Exhibit 12.01

NSP-WISCONSIN AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, except ratio)

	Three Months Ended March 31,
		Year Ended Dec. 31
	2012	2011	2010	2009	2008	2007
Earnings, as defined
Pretax income from operations	$24,484	$84,620	$68,861	$72,981	$73,295	$59,984
Add: Fixed charges	6,130	24,628	24,897	25,102	25,934	23,589
Total earnings, as defined	$30,614	$109,248	$93,758	$98,083	$99,229	$83,573

Fixed charges, as defined
Interest charges	$6,015	$24,168	$24,517	$24,782	$25,641	$22,967
Interest component of leases	115	460	380	320	293	622
Total fixed charges, as defined	$6,130	$24,628	$24,897	$25,102	$25,934	$23,589
Ratio of earnings to fixed charges	5.0	4.4	3.8	3.9	3.8	3.5